Exhibit 21.1

SUBSIDIARIES OF AUTOBYTEL INC.

Subsidiary Name	Jurisdiction of Incorporation
Auto-By-Tel Insurance Services, Inc.	Delaware
Autobytel Dealer Services, Inc.	Delaware
Autotegrity, Inc.	Delaware
AutoWeb, Inc.	Delaware
AW GUA USA, Inc.	Delaware
Car.com, Inc.	Delaware
Dealix Corporation	California